UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Sonoma Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83558L105

(CUSIP Number)

Daniel K. Turner III

Managing Director

Montreux Equity Partners V, L.P.

One Ferry Building, Suite 255

San Francisco, CA 94111

(650) 234-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83558L105

1	Names of Reporting Persons Montreux Equity Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Source of Funds WC (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 571,428

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 571,428

11	Aggregate Amount Beneficially Owned by Each Reporting Person 571,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7% (2)

14	Type of Reporting Person PN

(1)  This Amendment No. 1 to Schedule 13D (as amended, “Schedule 13D”) is filed by Montreux Equity Partners V, L.P., a Delaware limited partnership (“MEP V”), Montreux Equity Management V, LLC, a Delaware limited liability company (“MEM V”) and Daniel K. Turner III (“Turner” and together with MEP V and MEM V, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Based upon 6,592,633 shares of Common Stock of the Issuer outstanding as of October 29, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 83558L105

1	Names of Reporting Persons Montreux Equity Management V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 571,428

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 571,428

11	Aggregate Amount Beneficially Owned by Each Reporting Person 571,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7% (2)

14	Type of Reporting Person CO

(1)  This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Based upon 6,592,633 shares of Common Stock of the Issuer outstanding as of October 29, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 83558L105

1	Names of Reporting Persons Daniel K. Turner III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 571,428

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 571,428

11	Aggregate Amount Beneficially Owned by Each Reporting Person 571,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7% (2)

14	Type of Reporting Person IN

(1)  This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Based upon 6,592,633 shares of Common Stock of the Issuer outstanding as of October 29, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 83558L105

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on November 5, 2018 (the “Original Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

Item 4.                           Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 19, 2018, Daniel K. Turner III (“Turner”), on behalf of Montreux Equity Partners V, L.P., a Delaware limited partnership (“MEP V”), delivered a second letter (the “Letter”) to the Board of Directors (the “Board”) of Sonoma Pharmaceuticals, Inc. (the “Issuer”). In the Letter, Turner noted that the Board had failed to respond to Turner’s previous letter to the Board, dated November 2, 2018 (the “Original Letter”). The Original Letter requested, among other things, that MEP V have an opportunity to meet with the full Board.  However, the Issuer did not offer MEP V the opportunity to meet with the full Board. Instead, only Jerry McLaughlin, one of the three independent directors that MEP V designated as needing to resign in the Original Letter, reached out, and his offer was only for a call with him and another of the directors identified by MEP V, Sharon Barbari, to hear MEP V’s concerns.  The Letter also noted that the Board failed to take the advice outlined in the Original Letter that the Issuer abandon the equity financing that the Issuer was then contemplating. Since the date of the Original Letter, the Board and the Issuer went ahead with the equity financing, resulting in a decline of over 20% in the price of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”), and the Issuer’s Common Stock trading below $1.00 per share. Due to the Board’s failure to adequately address any of the points in the Original Letter, the Letter noted that MEP V has no choice but to pursue any and all legal remedies available under applicable law, including, without limitation, claims for breaches of fiduciary duties by the Board.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1 and is incorporated by reference herein.

Item 5.                           Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a) and (b)

As of the date hereof, the shares of Common Stock are held directly by MEP V. Montreux Equity Management V, LLC, a Delaware limited liability company (“MEM V” and, together with Turner and MEP V, the “Reporting Persons”), serves as investment manager to and general partner of MEP V.  By reason of such relationships, MEM V may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP V.  MEM V disclaims beneficial ownership of all such shares.  Turner serves as sole manager of MEM V.  By reason of such relationship, Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP V.  Turner disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest in MEP V and MEM V.

All percentages of Common Stock disclosed in this statement are based on 6,592,633 shares of Common Stock of the Issuer outstanding as of October 29, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

(c) The Reporting Persons have not acquired any shares of the Issuer’s Common Stock since the filing of the Original Schedule 13D.

CUSIP No. 83558L105

Item 7.                           Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

Exhibit 99.1:	Letter from Montreux Equity Partners V, L.P. to the Board of Directors of Sonoma Pharmaceuticals, Inc., dated November 19, 2018.

CUSIP No. 83558L105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  November 20, 2018

MONTREUX EQUITY PARTNERS V, L.P.
By: MONTREUX EQUITY MANAGEMENT V, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Name:	Daniel K. Turner III
Title:	Managing Member

MONTREUX EQUITY MANAGEMENT V, LLC

By:	/s/ Daniel K. Turner III
Name:	Daniel K. Turner III
Title:	Managing Member

DANIEL K. TURNER III

/s/ Daniel K. Turner III